UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

28 Baggot Street Lower
Dublin 2
D02 NX43
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 22, 2022, GH Research PLC (the “Company”) held its annual general meeting. At the annual general meeting, the Company’s shareholders duly passed all resolutions that had been recommended by the Company’s board of directors, as set forth below:

RESOLUTION NUMBER
1.1 – To re-elect Florian Schönharting who retires as director in accordance with the constitution of the Company and, being eligible, offers himself for re-election
1.2 – To re-elect Michael Forer, LL.B. who retires as director in accordance with the constitution of the Company and, being eligible, offers himself for re-election
1.3 – To re-elect Dermot Hanley who retires as director in accordance with the constitution of the Company and, being eligible, offers himself for re-election
1.4 – To re-elect Duncan Moore, PhD who retires as director in accordance with the constitution of the Company and, being eligible, offers himself for re-election
2 - To review the affairs of the Company and consider the Irish statutory financial statements for the year ended 31 December, 2021, and the reports of the directors and auditors theron
3 – To ratify the appointment of PricewaterhouseCoopers Ireland as independent auditors of the Company for the year ending 31 December, 2022, and to authorise the Board to fix the remuneration of the auditors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: September 22, 2022

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance